UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date October 24, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By:      /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Telkomsel Obtained Spectrum in 2.3 GHz Frequency. On Monday, October 23, 2017, The Government of Indonesia through Ministry of Communication and Information (MOCI) has officially announced that PT Telekomunikasi Selular (“Telkomsel”) was the winner of the auction process on the 30 MHz spectrum in 2.3 GHz.

Forward-Looking Statements

All statements other than statements of historical facts included herein are or may be forward-looking statements. These statements reflect current expectations, beliefs or strategies of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. More detailed information on the potential risks that could affect Telkom's financial results will be found in the Form 20-F filed on March 24, 2017 with the U.S. Securities and Exchange Commission. Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom do not undertake any obligation to update publicly or revise any forward-looking statements.

Nomor : TEL. 193/PR000/COP-I5000000/2017

Jakarta, October  24, 2017

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re : Telkomsel Obtained Spectrum in 2.3 GHz Frequency

Dear Sir or Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No 31/POJK.04/2015 dated December 16, 2015 related to Disclosure of Information and Material Facts for Public Company, we hereby inform you that:

Issuer Name                      : PT Telkom Indonesia (Persero) Tbk

Business Sector                 : Telecommunication

Telephone                          : (+6221) 5215109

Facsimile                             : (+6221) 5220500

E-mail                                   : investor@telkom.co.id

1	Information or material facts	Telkomsel Obtained Spectrum in 2.3 GHz Frequency
2	Date	October 23, 2017
3	Description of material facts

On Monday, October 23, 2017, The Government of Indonesia through Ministry of Communication and Information (MOCI) has officially announced that PT Telekomunikasi Selular (“Telkomsel”) was the winner of the auction process on the 30 MHz spectrum in 2.3 GHz. Telkomsel placed its highest bid of Rp1.01 Trillion.

4	Impact of the incident	We expect that additional spectrum could help improve efficiency in capital and operational expenditure as well as provide bigger business opportunities in the future.
5	Other information

Telkomsel is a cellular telecommunication service company and subsidiary of PT Telkom Indonesia (Persero) Tbk with 65% ownership.

Currently, Telkomsel has strong position in the telecommunication industry in Indonesia as a result of continuous investment particularly in infrastructure development, supported by TelkomGroup.

With the additional spectrum, Telkomsel’s current spectrum holding is as follows: 30 MHz bandwidth in 2.3 GHz Frequency, 15 MHz in 2.1 GHz, 22.5 MHz in 1.8 GHz, 7.5 MHz in 900MHz, and 7.5 MHz in 800MHz.

The 2.3 GHz spectrum will initially be utilized to increase Telkomsel’s service capacity especially in major cities where demand for mobile broadband is relatively higher. This is in line with our effort to enhance customer experience.

Sincerely yours,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.  Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.  Indonesia Stock Exchange through IDXnet; and

3.  Telkom’s Trustee(PT Bank CIMB Niaga and PT Bank Permata).